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                                                                      EXHIBIT 14


                                   INVACARE

                                          By Telecopier and UPS Next Day Air

                                          January 2, 1997




STRICTLY CONFIDENTIAL


Mr. Craig B. Reynolds
President & CEO
Healthdyne Technologies, Inc.
1255 Kennestone Circle
Marietta, GA  30066

Dear Craig:

        I am writing this letter to follow up on our communication several weeks ago, which I am disappointed did not result in more specific discussions at that time. We believe that there are clear and compelling advantages to both Invacare Corporation and Healthdyne Technologies from the combination of our two companies and that such a transaction would create great value for each of our companies and our respective stockholders. We therefore propose that Invacare Corporation acquire Healthdyne Technologies through a negotiated merger transaction in which Healthdyne stockholders would receive $12.50 in cash for each share of outstanding common stock. This price would represent a premium of more than 40% over your closing stock price on December 31, 1996.

        As I am sure you are aware, Invacare is an important participant in the medical device market, with annual sales in excess of $600 million. We have, as you do, an enviable reputation for the quality of our products and service. We are extremely impressed with the businesses you and your management team have developed and the manner in which they complement our businesses. We believe the complementary aspects of our two companies' products, customers and distribution capabilities would enable the combined entity to be an even more effective competitor.

        We are prepared to meet with you or your representatives at your earliest convenience to discuss our proposal and begin negotiations of definitive documentation, which we are confident could be quickly and successfully concluded. We have committed bank facilities in place sufficient to fund the proposed transaction.

Mr. Craig B. Reynolds
January 2, 1997
Page Two

                               [INVACARE LOGO]


        Of course, our proposal contemplates, among other things, the negotiation and execution of mutually acceptable definitive merger and other agreements containing provisions customary for transactions of this type, the receipt of any required regulatory approvals and third-party consents, the operation of Healthdyne in the ordinary course, and the taking of all necessary actions to eliminate the applicability of, or to satisfy, any anti-takeover or other defensive provisions contained in the applicable corporate statutes or Healthdyne's charter and by-laws (including Healthdyne's poison pill). We do not expect anti-trust concerns to provide a significant hurdle to the closing of the transaction.

        We hope that you and your Board of Directors will view this proposal as we do -- an excellent opportunity for the stockholders of Healthdyne to realize full value for their shares to an extent not likely to be available to them in the marketplace. In the context of a negotiated, friendly transaction, we are prepared to discuss all aspects of our proposal fully with you, including structure, economics and your views as to the proper roles for our respective managers and employees in the combined company. We wish, and are prepared, to enter into immediate discussions with you and your directors, management and advisors to answer any questions about our proposal and to proceed with negotiations leading to the execution of a definitive merger agreement.

        We hope that you will agree that the best way to proceed at this point would be to begin confidential, non-public discussions to see if we can negotiate a transaction that can be presented to your stockholders as the joint effort of Invacare's and Healthdyne's Board of Directors and management. At this point, therefore, we hope this letter and its contents will remain private between us.

        We would appreciate it if you and your Board of Directors will give this proposal prompt and serious consideration. We would request a response as soon as possible, and preferably no later than January 10, 1997.

        We are enclosing copies of this letter, as well as information on Invacare, for distribution to Mr. Petit and the other members of the Board of Directors so they can familiarize themselves with our proposal and our company.

        I hope you and yours had a happy and healthy holiday season and wish you all the best for the New Year.


                                        Sincerely,



                                        /s/ A. Malachai Mixon, III
                                        --------------------------
                                        A. Malachai Mixon, III
                                        Chairman and CEO


AMM:bjh
Enclosures
CC:  Board of Directors of Healthdyne Technologies, Inc.